Financial statements and review

2nd quarter 2008



www.statoilhydro.com

StatoilHydro

Record results and high production

StatoilHydro's second quarter 2008, operating and financial review

StatoilHydro's second quarter 2008 result was influenced by high production and high prices. Net income in the second quarter of 2008 amounted to NOK 18.9 billion, up 36% compared to NOK 13.9 billion in the second quarter of 2007. Net income in the first half of 2008 amounted to NOK 35.0 billion, compared to NOK 23.9 billion in the first half of 2007.

The increase in net income from the second quarter of 2007 to the second quarter of 2008 was mainly due to a 44% increase in realised liquids (crude oil, condensate and NGL) prices measured in NOK, a 49% increase in natural gas prices and an 8% increase in lifted volumes. The increase was partly offset by negative net financial income and higher taxes.

The increase in net income from the first half of 2007 to the first half of 2008 was mainly due to a 44% increase in realised liquids prices measured in NOK, and a 31% increase in natural gas prices. The increase was partly offset by increased operating expenses, exploration expenses and higher taxes.

"The second quarter result is primarily influenced by high oil and gas prices. Our record earnings are also coming as a result of operational focus contributing to high production", says Helge Lund, StatoilHydro's chief executive.

"Our equity production increased 6% from the second quarter of 2007, mainly due to new capacity both on and outside the Norwegian Continental Shelf (NCS) and higher gas offtake. A number of our fields will undergo planned turnarounds in the next quarter. In total we are on track to deliver on our 2008 production ambition", Lund says.

"We are also satisfied with our exploration results this year. In the first half of 2008 we have completed a total of 49 exploration wells, out of which 18 have been declared as discoveries. For the full year we plan to drill at least 70 wells", Lund adds.

Performance update



StatoilHydro delivered total liquids and gas entitlement production in the second quarter of 2008 of 1,710 mboe per day. Lifted volumes increased by 8% to 1,736 mboe. Combined with record high prices for liquids and natural gas, the net operating income for the second quarter of 2008 increased to NOK 62.6 billion, up 74% from NOK 36.1 billion in the second quarter of 2007.

StatoilHydro delivered total liquids and gas entitlement production in the first half of 2008 of 1,799 mboe per day. Solid production and record high prices yielded a net operating income for the first half of 2008 of NOK 114.1 billion, compared to NOK 70.5 billion in the first half of 2007.

During the first half of 2008, we gained access to 15 new licenses through licensing rounds in the Gulf of Mexico, Alaska and Brazil. This comes in addition to the acquisition of the remaining 50% of the Peregrino development offshore Brazil. The acquisition is still pending governmental approval.

StatoilHydro delivered an extensive exploration programme in the first half of 2008. Of a total of 49 completed exploration wells by 30 June, 27 were drilled outside of the NCS. We have declared 18 discoveries, of which three were made internationally. An additional five wells have been completed since 30 June.

In the first half of 2008, we delivered three PDOs (Plan for Development and Operation) on the NCS; Yttergryta (18 January), Morvin (15 February) and Troll Field project (27 June). On the NCS we started up production on five fields; Gulltopp (7 April), Oseberg Gamma Main Statfjord (12 April), Vigdis East (15 April), Theta Cook (26 June) and Oseberg Delta (27 June). Internationally, production commenced on Deep Water Gunashli in Azerbaijan (22 April).

Return on average capital employed after tax (ROACE) [1] for the 12 months ended 30 June 2008 was 23.2%, compared to 21.4% for the 12 months ended 30 June 2007. The increase was due to higher net income, partly offset by higher average capital employed. ROACE is defined as a non-GAAP financial measure. [2]

In the second quarter of 2008, earnings per share were NOK 5.89, compared to NOK 4.28 in the second quarter of 2007. In the first half of 2008, earnings per share were NOK 10.91, compared to NOK 7.33 in the first half of 2007.

Profit and loss discussion

Net operating income in the second quarter of 2008 was NOK 62.6 billion, compared to NOK 36.1 billion in the second quarter of 2007. The increase was mainly due to a 44% increase in realised liquids prices measured in NOK, a 49% increase in gas prices measured in NOK and an 8% increase in lifted volumes, partly offset by higher operating expenses.

Net operating income in the first half of 2008 was NOK 114.1 billion, compared to NOK 70.5 billion in the first half of 2007. The increase was mainly due to a 44% increase in liquids prices measured in NOK and a 31% increase in gas prices, but was partly offset by higher operating and exploration expenses.

Consolidated statements of income-IFRS	Second quarter			First half			Full year
(in NOK million)	2008	2007	Change	2008	2007	Change	2007
Revenues and other income							
Revenues	170,608	127,392	34 %	328,304	246,373	33 %	521,665
Net income (loss) from							
equity accounted investments	446	159	181 %	279	449	(38 %)	609
Other income	581	26	2135 %	2,228	114	1854 %	523
Total revenues and							
other income	171,635	127,577	35 %	330,811	246,936	34 %	522,797
Operating expenses							
Cost of goods sold	81,834	66,355	23 %	159,451	124,798	28 %	260,396
Operating expenses	14,671	12,062	22 %	28,052	25,168	11 %	60,318
Selling, general and							
administrative expenses	2,339	2,265	3 %	5,304	4,518	17 %	14,174
Depreciation, amortisation							
and impairment	8,233	8,984	(8 %)	17,780	18,118	(2 %)	39,372
Exploration expenses	1,945	1,840	6 %	6,171	3,803	62 %	11,333
Total operating expenses	109,022	91,506	19 %	216,758	176,405	23 %	385,593
Net operating income	62,613	36,071	74 %	114,053	70,531	62 %	137,204
Net financial items	(472)	2,587	(118 %)	3,426	3,774	(9 %)	9,607
Income tax	(43,225)	(24,720)	75 %	(82,523)	(50,435)	64 %	(102,170)
Net income	18,916	13,938	36 %	34,956	23,870	46 %	44,641

Net operating income for the segments (in NOK million)	Second quarter			First half			Full year
	2008	2007	Change	2008	2007	Change	2007
E&P Norway	53,786	27,771	94 %	96,024	58,792	63 %	123,150
International E&P	9,573	3,690	159 %	13,824	6,802	103 %	12,161
Natural Gas	(567)	1,446	(139 %)	1,439	2,107	(32 %)	1,493
Manufacturing & Marketing	1,217	2,874	(58 %)	2,106	4,286	(51 %)	3,845
Other	(64)	(150)	57 %	718	(695)	203 %	(2,260)
Eliminations of internal unrealised profit on inventories	(1,332)	440	n/a	(58)	(761)	92 %	(1,185)
Net operating income	62,613	36,071	74 %	114,053	70,531	62 %	137,204

Financial data	Second quarter			First half			Full year
	2008	2007	Change	2008	2007	Change	2007
Weighted average number of ordinary shares outstanding	3,186,220,758	3,202,321,120		3,186,391,062	3,202,207,259		3,195,866,843
Earnings per share	5.89	4.28	38 %	10.91	7.33	49 %	13.80
ROACE (last 12 months)	23.2 %	21.4 %		23.2 %	21.4 %		17.7 %
Cash flows provided by operating activities (billion)	25.5	10.1	152 %	52	49	7 %	93.9
Gross investments (billion)	15.8	26.8	(41 %)	30.7	43.7	(30 %)	75.0
Net debt to capital employed ratio	2.3 %	27.4 %		2.3 %	27.4 %		12.4 %

Operational data	Second quarter			First half			Full year
	2008	2007	Change	2008	2007	Change	2007
Average liquids price (USD/bbl)	115.0	67.5	70 %	104.3	61.4	70 %	70.5
USDNOK average daily exchange rate	5.08	6.01	(15 %)	5.20	6.13	(15 %)	5.86
Average liquids price (NOK/bbl) [3]	585	406	44 %	542	376	44 %	413
Gas prices (NOK/scm)	2.23	1.50	49 %	2.12	1.61	31 %	1.66
Refining margin, FCC (USD/boe) [4]	10.0	10.5	(5 %)	8.1	8.1	0 %	7.5
Total entitlement liquids production (mboe per day)[5]	1,039	1,060	(2 %)	1,069	1,080	(1 %)	1,070
Total entitlement gas production (mboe per day)	671	611	10 %	730	661	11 %	654
Total entitlement liquids and gas production (mboe per day) [6]	1,710	1,671	2 %	1,799	1,741	3 %	1,724
Total equity liquids and gas production (mboe per day)	1,898	1,786	6 %	1,973	1,837	7 %	1,839
Total liquids liftings (mboe per day)	1,065	994	7 %	1,056	1,086	(3 %)	1,081
Total gas liftings (mboe per day)	671	611	10 %	730	661	11 %	654
Total liquids and gas liftings (mboe per day) [7]	1,736	1,605	8 %	1,786	1,747	2 %	1,735
Production cost entitlement volumes (NOK/boe, last 12 months) [8]	46.1	31.4	47 %	46.1	31.4	47 %	44.1
Equity production cost excluding restructuring and gas injection cost (NOK/boe, last 12 months) [10]	32.1	27.3	18 %	32.1	27.3	18 %	31.2

Total liquids and gas liftings in the second quarter of 2008 were 1,736 mboe per day, compared to 1,605 mboe per day in the second quarter of 2007, an increase of 8%. There was an overlift in the second quarter of 2008 of 42 mboe per day [5] compared to an underlift in the second quarter of 2007 of 66 mboe per day.

Total liquids and gas liftings in the first half of 2008 were 1,786 mboe per day, compared to 1,747 mboe per day in the first half of 2007, a 2% increase. There was an overlift in the first half of 2008 of 3 mboe per day [5] compared to an overlift in the first half of 2007 of 6 mboe per day.

Total liquids and gas entitlement production in the second quarter of 2008 was 1,710 mboe per day, compared to 1,671 mboe per day in the second quarter of 2007. Average equity [10] production was up 6% to 1,898 mboe per day in the second quarter of 2008 compared to 1,786 mboe per day in the second quarter of 2007.

Total liquids and gas entitlement production in the first half of 2008 was 1,799 mboe per day, compared to 1,741 mboe per day in the first half of 2007. Average equity [10] production was up 7% to 1,973 mboe per day in the first half of 2008 compared to 1,837 mboe per day in the first half of 2007. Increases in production between the quarters as well as year-to-date stem from new fields coming on stream and a higher gas offtake, partly offset by declining production on mature fields.

Exploration expenditure was NOK 3.7 billion in the second quarter of 2008, compared to NOK 3.0 billion in the second quarter of 2007. Exploration expenditure was NOK 7.6 billion in the first half of 2008, compared to NOK 5.7 billion in the first half of 2007. The increase in both periods was mainly due to higher drilling activity, drilling cost and increased expenditures on seismic. Exploration expenditure reflects the period's exploration activities.

Exploration expenses for the period consist of exploration expenditure adjusted for the period's change in capitalised exploration expenditure. Exploration expenses increased from NOK 1.8 billion in the second quarter of 2007 to NOK 1.9 billion in the second quarter of 2008, mainly due to increased exploration activity, increased expense of previously capitalised exploration expenditures and lower capitalisation of exploration expenditures, partly offset by a reversal of impairment.

Exploration expenses increased from NOK 3.8 billion in the first half of 2007 to NOK 6.2 billion in the first half of 2008, mainly due to increased exploration activity and increased expense, including impairment writedowns, of previously capitalised exploration expenditures, but partly offset by reversal of impairment and by higher capitalisation of exploration expenditures.

Exploration (in NOK million)	Second quarter			First half			Full year
	2008	2007	Change	2008	2007	Change	2007
Exploration expenditure (activity)	3,725	3,009	24 %	7,616	5,697	34 %	14,241
Expensed, previously capitalised exploration expenditure	426	196	117 %	2,621	520	404 %	1,653
Capitalised share of current period's exploration activity	(1,070)	(1,365)	22 %	(2,930)	(2,414)	(21 %)	(4,562)
Reversal of impairment	(1,136)	0	na	(1,136)	0	na	1
Exploration expenses	1,945	1,840	6 %	6,171	3,803	62 %	11,333

In the second quarter of 2008, a total of 24 exploration and appraisal wells and three exploration extension wells were completed, 15 on the NCS and 12 internationally. Ten exploration and appraisal wells and one exploration extension well have been declared as discoveries. In the second quarter of 2007, a total of 16 exploration and appraisal wells and two exploration extension wells were completed, seven on the NCS and 11 internationally. Nine exploration and appraisal wells and two exploration extension wells have been declared as discoveries.

In the first half of 2008, a total of 45 exploration and appraisal wells and four exploration extension wells were completed, 22 on the NCS and 27 internationally. Sixteen exploration and appraisal wells and two exploration extension wells have been declared as discoveries. In the first half of 2007, a total of 35 exploration and appraisal wells and two exploration extension wells were completed, 14 on the NCS and 23 internationally. Eighteen exploration and appraisal wells and two exploration extension wells have been declared as discoveries.

A number of completed wells internationally have encountered hydrocarbons but need more thorough evaluation before external announcement.

Drilling of 13 exploration and appraisal wells and one exploration extension well was ongoing at the end of second quarter 2008. Five wells have been completed after 30 June 2008, of which one well has been declared as a discovery.

Production cost per boe was NOK 46.1 for the 12 months ended 30 June 2008, compared to NOK 31.4 for the 12 months ended 30 June 2007. [8] Based on equity volumes, [10] the production cost per boe was NOK 42.4 and NOK 30.0, respectively, for the two periods.

Normalised at a USDNOK exchange rate of 6.00, the production cost for the 12 months ended 30 June 2008 was NOK 46.9 per boe, compared to NOK 31.2 per boe for the 12 months ended 30 June 2007. [9] Normalised production cost is defined as a non-GAAP financial measure. [2]

The production cost per boe, both actual and normalised, has increased significantly, mainly due to restructuring costs relating to the merger, start-up of new fields, increased maintenance cost and general industry cost pressure.

Adjusted for restructuring costs and other costs arising from the merger recorded in the fourth quarter of 2007 and gas injection costs, the production cost per boe of equity production for the 12 months ended 30 June 2008 was NOK 32.1. The comparable figure for the 12 months ended 30 June 2007 is NOK 27.3.

Net financial items amounted to an expense of NOK 0.5 billion in the second quarter of 2008, compared to an income of NOK 2.6 billion in the second quarter of 2007. The decrease of NOK 3.1 billion was mainly caused by decreased net foreign exchange gains of NOK 2.3 billion, in combination with decreased capitalised interests of NOK 0.6 billion and fair value adjustments on financial derivatives of NOK 0.4 billion.

The NOK 2.3 billion decrease in net foreign exchange gains was mainly related to external loans and liquidity and currency risk management and was caused by relatively less weakening of the US dollar versus NOK in the second quarter of 2008 compared to the second quarter of 2007. The decrease was partly offset by currency effects on internal US dollar loans provided by a Euro functional currency subsidiary.

Net financial items amounted to an income of NOK 3.4 billion in the first half of 2008, compared to an income of NOK 3.8 billion in the first half of 2007. The decrease of NOK 0.4 billion was mainly caused by decreased net foreign exchange gains of NOK 0.6 billion.

The NOK 0.6 billion decrease in net foreign exchange gains was mainly related to increased currency losses on internal US dollar loans provided by a Euro functional currency subsidiary. This effect was partly offset by increased currency gains on liquidity and currency risk management.

Exchange rates	30 June 2008	30 June 2007	30 December 2007
USDNOK	5.08	5.90	5.41
EURNOK	8.01	7.97	7.96

Income taxes were NOK 43.2 billion in the second quarter of 2008, equivalent to a tax rate of 69.6%, compared to NOK 24.7 billion in the second quarter of 2007, equivalent to a tax rate of 63.9%. The increase in tax rate was mainly related to relatively higher income from the NCS, which is subject to higher taxation than the average tax rate, and reduced positive effects of financial items.

Income taxes were NOK 82.5 billion in the first half of 2008, equivalent to a tax rate of 70.2%, compared to NOK 50.4 billion in the first half of 2007, equivalent to a tax rate of 67.9%. The increase in tax rate was mainly related to higher tax rate on income from certain jurisdictions outside the NCS, and reduced positive effects of financial items.

Outlook update

At the Capital Market Day in January 2008 we estimated our **equity production** for 2008 to 1,900 mboe per day. Strong production and high gas offtake during the first half of 2008 makes the estimate more robust.

Maintenance during the third quarter is expected to influence our equity production by close to 100 mboe per day. Gas offtake in the third quarter is also expected to be somewhat lower compared to second quarter.

In 2008, we estimate **organic capital expenditures** for the Group at around NOK 65 billion, which is somewhat lower than previously estimated. This is mainly related to a lower USDNOK exchange rate in the first half of 2008, and assuming a similar level for the rest of 2008. The previous estimate assumed an exchange rate of USDNOK 6.00.

Unit production cost for equity volumes is estimated in the range of NOK 33 to 36 per barrel in the period from 2008 to 2012, excluding purchases of fuel and gas for injection.

It is our ambition to deliver a competitive **ROACE** compared with our peer group defined as ExxonMobil, Shell, BP, Total, ConocoPhillips, ChevronTexaco, Eni, Repsol YPF, BG, Encana, Devon Energy, Anadarko, Lukoil, Occidental and Petrobras.

We expect to continue our high level of **exploration activity** throughout 2008. We expect to complete at least 70 exploration and appraisal wells in 2008. On the NCS, a significant part of the drilling activity is expected to be in mature areas close to existing infrastructure. We also plan to drill several wells in frontier areas of the Norwegian Sea and in the Barents Sea. Internationally, we will continue to pursue a high level of exploration activity combined with targeted business development consistent with our strategy to further grow our resource base. Rig capacity has been secured for the 2008 drilling programme, and we believe we are well positioned for further exploration drilling beyond 2008 based on our current drilling programme and rig positions. Due to the lower USDNOK exchange rate, we now estimate the exploration activity to be slightly below the NOK 18 billion communicated at the Capital Market Day.

2008 has so far been one of the most **volatile periods in the product, gas liquid and crude oil markets**. High prices were experienced during the first half of the year and we believe that prices will remain relatively high and volatile at least in the near term.

Prices for natural gas are expected to increase from today's relatively high level through the rest of 2008. This is based on an assumption of continued high prices for refined oil products as well as on increased seasonal demand as we move towards the upcoming winter. The natural gas market is also influenced by developments in the power market where gas is competing with coal, also reflecting the costs for CO2 emissions. The supply situation is rather tight as a number of new supply schemes are delayed. Going forward, the value of natural gas will increasingly be determined in the power segment in competition with coal, renewable- and nuclear energy. The climate policy and regulations will be an important part of this equation.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. See "Forward-Looking Statements" below.

Risk update



INDICATIVE EFFECTS ON 2008 RESULTS
(NOK billion)
7.0
22.7
Oil price (10 USD/bbl)
6.5
21.0
Gas price (NOK 0.5/Sm3)
6.0
19.3
Exchange rate effect excluding finance (NOK 0.5/USD)
(2.1)
(3.9)
Exchange rate effect long term debt (NOK 0.5/USD)
3.9
15.4
Exchange rate - total effect (NOK 0.5/USD)
Net income effect
Net operating income effect

The results of our operations largely depend on a number of factors, most significantly those that affect the price we receive in NOK for our sold products. Specifically, such factors include the level of liquids and natural gas prices; trends in the exchange rate between the USD and NOK, our liquids and natural gas production volumes, which in turn depend on entitlement volumes under PSAs and available petroleum reserves, and our own, as well as our partners' expertise and co-operation in recovering oil and natural gas from those reserves; and changes in our portfolio of assets due to acquisitions and disposals.

The illustration shows how certain changes in the crude oil prices (a substitute for liquids prices), natural gas contract prices and the USDNOK exchange rate, if sustained for a full year, could impact our financial results, assuming activity at levels achieved so far in 2008. Changes in commodity prices, currency and interest rates may result in income or expense for the period as well as changes in the fair value of derivatives in the balance sheet.

Health, safety and the environment (HSE)

The total recordable injury frequency was 5.7 in both the second quarter of 2008 and the second quarter of 2007. The serious incident frequency decreased from 2.6 in the second quarter of 2007 to 2.2 in the second quarter of 2008. The decrease in serious incidents was mainly caused by a decrease in falling objects from 33 in the second quarter of 2007 to 24 in the second quarter of 2008. There was one fatality in the second quarter of 2008 where an employee drowned during a teambuilding seminar.

The total recordable injury frequency increased from 5.4 in the first half of 2007 to 5.6 in the first half of 2008. The serious incident frequency was unchanged at 2.3 from the first half of 2007 to the first half of 2008. There was one fatality in the first half of 2008.

Accidental oil spills in the second quarter of 2008 decreased compared to the second quarter of 2007. Accidental oil spills in the first half of 2008 also decreased compared to the first half of 2007. The 12 month average number of oil spills is stable.

	Second quarter		First half		Year
HSE	**2008**	**2007**	**2008**	**2007**	**2007**
Total recordable injury frequency	5.7	5.7	5.6	5.4	5.0
Serious incident frequency	2.2	2.6	2.3	2.3	2.1
Accidental oil spills (number)	98	115	175	199	387
Accidental oil spills (volume, scm)	211	16	226	51	4,989

Important events

- **Production from Gamma Main Statfjord on the Oseberg field in the North Sea commenced** on 12 April, only 18 months after the oil deposit was proved.
- Production at **Vigdis Øst** came on stream 15 April. A new template is on stream and oil is flowing from template number three on the Vigdis East structure in the North Sea.
- The Azerbaijan International Operating Company (AIOC) announced on 23 April the **start-up of oil production from the Deep Water Gunashli** (DWG) platform complex.
- Our plan for development and operation **(PDO) for the Morvin field was approved** on 25 April.
- **The block 15/06 partnership announced on 5 May the first oil discovery** in this deepwater block off the coast of Angola. We have a 5% share in the block.
- **We discovered hydrocarbons in two exploration wells in the Oseberg area** in the Norwegian offshore sector of the North Sea.
- The plan for development and operation of the **Yttergryta** prospect was approved by the authorities on 23 May, less than one year after hydrocarbons were proved during exploration drilling.
- **Production resumed on the Statfjord A platform 28 May**, after four days of shutdown due to an oil leak Saturday 24 May.
- In March, we bought out the remaining 50 percent of the Peregrino field in Brazil - and acquired the operatorship at the same time. **We took over the project responsibility for Peregrino** from Anadarko on 2 June.
- **Production at the Brage and Veslefrikk fields as well as on the Oseberg field centre, Oseberg South, Oseberg East and Tune resumed** after the small fire in a switchboard room on the Field Centre on Sunday 15 June.
- Production at **Theta Cook** came on stream 26 June. This exploration well was completed 15 May and set directly in production. Theta Cook is a long reach well drilled from Oseberg C.
- Production at **Oseberg Delta** came on stream 27 June. The first well is in production, the second well has an expected start-up in the fourth quarter of 2008.
- Our plan for development and operation of **Troll Field Projects** was submitted on 27 June.
- The Ministry of Petroleum and Industry announced the **20th licensing round on the Norwegian continental shelf** 30 June. It involves 79 blocks, or parts of blocks, in new areas of the Norwegian Sea and the Barents Sea.
- We have decided to build the **world's first full scale floating wind turbine**, and test it over a two-year period offshore Karmøy.

Subsequent important events:

- We confirmed on 4 July a **gas discovery in the Ververis prospect in the Barents Sea,** whereas an exploration well in the Stetind prospect in the Norwegian Sea turned out to be dry.
- The world's largest onshore **oil vapour recovery unit** which captures and recovers oil vapour during crude oil loading on tankers started up at our crude oil terminal at Mongstad, north of Bergen, Norway. The facility will reduce emissions creating harmful ground-level ozone.
- **Production from the Snøhvit field in the Barents Sea resumed on 10 July,** after extensive service work comprising 150,000 labour hours.
- **An agreement signed by Sogn og Fjordane county council and StatoilHydro 15 July,** will ensure that development of the North Sea's Gjøa field can take place with a satisfactory solution to the issue of electricity supplies.
- The EFTA Surveillance Authority (ESA) gave its **approval to an 80% government subsidy for the pilot project for carbon dioxide treatment** at Mongstad on 16 July.

E&P NORWAY

IFRS income statement (in NOK million)	Second quarter			First half			Full year
	2008	2007	Change	2008	2007	Change	2007
Total revenues and other income	67,117	38,963	72 %	121,528	81,901	48 %	179,244
Operating, general and administrative expenses	6,126	5,170	18 %	11,902	10,773	10 %	29,426
Depreciation, amortisation and impairment	5,760	5,543	4 %	11,566	11,034	5 %	23,030
Exploration expenses	1,445	479	202 %	2,036	1,302	56 %	3,638
Total expenses	13,331	11,192	19 %	25,504	23,109	10 %	56,094
Net operating income	53,786	27,771	94 %	96,024	58,792	63 %	123,150
Operational data:							
Liquids price (USD/bbl)	114.3	67.5	69 %	103.9	61.8	68 %	70.9
Liquids price (NOK/bbl)	581.0	406.0	43 %	540.3	378.6	43 %	415.2
Transfer price natural gas (NOK/scm)	1.73	1.25	38 %	1.64	1.32	24 %	1.39
Liftings:							
Liquids (mboe per day)	831	759	10 %	824	840	(2 %)	831
Natural gas (mboe per day)	622	570	9 %	673	603	12 %	599
Total liquids and gas liftings (mboe per day)	1,453	1,329	9 %	1,497	1,443	4 %	1,430
Production:							
Entitlement liquids (mboe per day)	816	802	2 %	830	829	0 %	818
Entitlement natural gas (mboe per day)	622	570	9 %	673	603	12 %	599
Total entitlement liquids and gas production (mboe per day)	1,438	1,372	5 %	1,503	1,432	5 %	1,417

Net operating income for E&P Norway in the second quarter of 2008 was NOK 53.8 billion, compared to NOK 27.8 billion in the second quarter of 2007. The increase was mainly due to a 43% increase in the segment liquids' price measured in NOK, which contributed NOK 13.2 billion, and a 38% increase in the transfer price of natural gas, which contributed NOK 4.3 billion. Other income increased by NOK 7.0 billion, mainly due to a change in the fair value of certain earn-out agreements accounted for as derivatives. In addition, an increase in the lifting of liquids contributed NOK 2.7 billion and an increase in the lifting of natural gas contributed NOK 0.9 billion. Sales, administration and business development costs decreased by NOK 0.2 billion. The increase in Net operating income was partly offset by an increase in operating expenses of NOK 1.1 billion, mainly due to higher activity and cost inflation. Exploration expenses increased by NOK 1.0 billion, mainly due to increased exploration and increased expenditure of previously capitalised exploration wells. Depreciation increased by NOK 0.2 billion, mainly due to higher depreciation of oil and gas plants.

Net operating income for E&P Norway in the first half of 2008 was NOK 96.0 billion, compared to NOK 58.8 billion in the first half of 2007. The increase was mainly due to a 43% increase in the segment liquids price measured in NOK, which contributed NOK 24.2 billion, and an increase in the transfer price of natural gas by 24%, which contributed with NOK 6.1 billion. Other income increased by NOK 7.5 billion, mainly due to a change in the fair value of certain earn-out agreements accounted for as derivatives. In addition, an increase in the lifting of natural gas contributed NOK 2.8 billion and a decrease of sales, administration and business development costs contributed NOK 0.2 billion. The increase in Net operating income was partly offset by an increase in operating expenses of NOK 1.4 billion, mainly due to higher activity and inflation. Lifting of liquids decreased by NOK 0.8 billion. Exploration expenses increased by NOK 0.7 billion, mainly due to increased exploration and increased expenditure of previously capitalised exploration wells. Depreciation increased by NOK 0.5 billion, mainly due to higher depreciation of oil and gas plants. The increase in depreciation is mainly due to higher production.

Average daily lifting of liquids increased from 759 mbbl per day in the second quarter of 2007 to 831 mbbl per day in the second quarter of 2008. Average daily lifting of liquids decreased from 840 mbbl per day in the first half of 2007 to 824 mbbl per day in the first half of 2008.

Average daily production of liquids increased from 802 mbbl per day in the second quarter of 2007 to 816 mbbl per day in the second quarter of 2008. The increase in liquids production was mainly related to build up of production on Kristin, start up of Volve and shut down of Kvitebjørn from May 2007. The increase was partly offset by decreased production due to decline on Grane, Troll Olje, Tordis and Vigdis.

Average daily production of liquids increased from 829 mbbl per day in the first half of 2007 to 830 mbbl per day in the first half of 2008.

Average daily gas production increased from 570 mboe per day in the second quarter of 2007 to 622 mboe per day in the second quarter of 2008. Average daily gas production increased from 603 mboe per day in the first half of 2007 to 673 mboe per day in the first half of 2008. The increase was mainly due to start up of the Ormen Lange field in the third quarter of 2007, increased gas off-take in the second quarter of 2008 and limitations on production from Kvitebjørn in the first half of 2007 to enable safe drilling conditions.

Exploration expenditure (including capitalised exploration expenditure) was NOK 1.7 billion in the second quarter of 2008, compared to NOK 1.3 billion in the second quarter of 2007. Exploration expenditure was NOK 3.5 billion in the first half of 2008, compared to NOK 2.5 billion in the first half of 2007. The increase stems primarily from a higher number of wells drilled and higher drilling costs.

Exploration expenses were NOK 1.4 billion in the second quarter of 2008, compared to NOK 0.5 billion in the second quarter of 2007. Exploration expenses increased to NOK 2.0 billion in the first half of 2008, compared to NOK 1.3 billion in the first half of 2007, mostly due to more wells being drilled and higher drilling costs.

In the second quarter of 2008, 12 exploration and appraisal wells and three exploration extension wells were completed on the NCS, of which nine exploration and appraisal wells and one exploration extension well were discoveries. Natalia, Draupne, Afrodite, Hazel and Theta Cook, Alve/Tilje, Delta S2, Galtvort, Galtvort appraisal and Richards were discoveries. In the second quarter of 2007, five exploration and appraisal wells and two exploration extension wells were completed on the NCS, of which four exploration and appraisal wells and two exploration extension wells were discoveries.

In the first half of 2008, 18 exploration and appraisal wells and four exploration extension wells were completed on the NCS, of which 13 exploration and appraisal wells and two exploration extension wells were discoveries. In the first half of 2007, 12 exploration and appraisal wells and two exploration extension wells were completed on the NCS, of which eight exploration and appraisal wells and two exploration extension wells were discoveries.

Drilling of five exploration and appraisal wells and one exploration extension well was ongoing at the end of the second quarter of 2008. Three exploration and appraisal wells have been completed since 30 June 2008. Gas was discovered in Ververis, while Stetind 2 and Trane were dry.

Important events:
- **Production at Vigdis East came on stream** 15 April. A new template is on stream and oil is flowing from template number three on the Vigdis East structure in the North Sea. The drilling of the first two wells was recently completed and production started from April 2008.
- **Production at Theta Cook came on stream** 26 June. This exploration well was completed on 15 May and set directly in production. Theta Cook is a long reach well drilled from Oseberg C.
- **Production at Oseberg Delta came on stream** 27 June. The first well is in production, the second well has an expected start-up in the fourth quarter of 2008.
- Our plan for development and operation **(PDO) for the Morvin field** was approved 25 April and the **PDO for Yttergryta** was approved 23 May.
- Our **PDO for Troll Field Projects** was submitted on 27 June.

INTERNATIONAL E&P

IFRS income statement	Second quarter			First half			Full year
(in NOK million)	2008	2007	Change	2008	2007	Change	2007
Total revenues and other income	**14,314**	9,663	48 %	**26,977**	18,875	43 %	41,601
Operating, general and administrative expenses	**2,973**	2,173	37 %	**5,067**	4,549	11 %	10,642
Depreciation, amortisation and impairment	**1,268**	2,439	(48 %)	**3,951**	5,023	(21 %)	11,103
Exploration expenses	**500**	1,361	(63 %)	**4,135**	2,501	65 %	7,695
Total expenses	**4,741**	5,973	(21 %)	**13,153**	12,073	9 %	29,440
Net operating income	**9,573**	3,690	159 %	**13,824**	6,802	103 %	12,161
Operational data:							
Liquids price (USD/bbl)	**117.1**	67.0	75 %	**105.2**	59.6	77 %	69.1
Liquids price (NOK/bbl)	**595.3**	402.9	48 %	**547.1**	365.2	50 %	404.8
Liftings:							
Liquids (mboe per day)	**234**	235	(1 %)	**231**	246	(6 %)	250
Natural gas (mboe per day)	**49**	41	19 %	**57**	58	(1 %)	55
Total liquids and gas liftings (mboe per day)	**283**	276	2 %	**289**	304	(5 %)	305
Production:							
Entitlement liquids (mboe per day)[6]	**223**	258	(13 %)	**239**	250	(5 %)	252
Entitlement natural gas (mboe per day)	**49**	41	19 %	**57**	58	(1 %)	55
Total entitlement liquids and gas production (mboe per day)	**272**	299	(9 %)	**296**	308	(4 %)	307
Total equity liquids and gas production (mboe per day)	**460**	414	11 %	**469**	405	16 %	422

Net operating income for International E&P in the second quarter of 2008 was NOK 9.6 billion, compared to NOK 3.7 billion in the second quarter of 2007. The increase was mainly due to a 48% increase in realised liquids prices measured in NOK, which contributed NOK 4.1 billion, a net gain of NOK 0.5 billion from sale of assets, reversal of impairments, which contributed NOK 0.9 billion on depreciation, amortisation and impairment and a decrease of NOK 0.9 billion in exploration expenses. The increase was partly offset by a NOK 0.5 billion change in accrual related to our lifting position.

Net operating income for International E&P in the first half of 2008 was NOK 13.8 billion, compared to NOK 6.8 billion in the first half of 2007. The increase was mainly due to a 50% increase in realised liquids prices measured in NOK, which contributed NOK 7.7 billion, a net gain of NOK 1.2 billion from sale of assets, and reversal of impairments, which contributed NOK 0.9 billion on depreciation, amortisation and impairment. The increase was partly offset by a NOK 1.6 billion increase in exploration expenses, a 5% decrease in lifted volumes, which contributed NOK 0.9 billion, and a NOK 0.2 billion change in accrual related to our lifting position.

Average daily lifting of liquids and gas increased from 276 mboe per day in the second quarter of 2007 to 283 mboe per day in the second quarter of 2008.

Average daily lifting of liquids and gas decreased from 304 mboe per day in the first half of 2007 to 289 mboe per day in the first half of 2008.

Average daily entitlement production of liquids and gas was 272 mboe per day in the second quarter of 2008, compared to 299 mboe per day in the second quarter of 2007. There was an average negative PSA effect on entitlement production of 188 mboe per day in the second quarter of 2008, compared to 115 mboe in the second quarter of 2007. [10]

Average daily entitlement production of liquids and gas was 296 mboe per day in the first half of 2008, compared to 308 mboe per day in the first half of 2007. There was an average negative PSA effect on entitlement production of 173 mboe per day in the first half of 2008, compared to 97 mboe in the first half of 2007. [10]

Average daily equity production of liquids increased from 346 mbbl per day in the second quarter of 2007 to 379 mbbl per day in the second quarter of 2008. The increase in liquids production was mainly related to start-up of Mondo in Angola in 2008 and ramp-up on the Angola fields Rosa and Dalia and ACG in Azerbaijan. The increase was partly offset by decreased production from Girassol/Jasmin (sharing production capacity with Rosa), divestment of the US Gulf of Mexico (GoM) shelf fields with effect from year end 2007, turnaround and migration effects from Petrocedeño in Venezuela and turnaround effects from Terra Nova in Canada.

Average daily equity production of liquids increased from 335 mbbl per day in the first half of 2007 to 379 mbbl per day in the first half of 2008. The increase in liquid production was mainly related to start-up of the Angola fields Rosa and Marimba in 2007 and Mondo in 2008, in addition to higher production from In Amenas in Algeria and Shah Deniz in Azerbaijan, which had ramp-up of production in the first quarter of 2007. The increase was partly offset by decreased production from Girassol/Jasmin, turnaround and migration effects from Petrocedeño in Venezuela.

Average daily equity gas production increased from 68 mboe per day in the second quarter of 2007 to 81 mboe per day in the second quarter of 2008. Average daily equity gas production increased from 70 mboe per day in the first half of 2007 to 90 mboe per day in the first half of 2008. The increase was mainly related to ramp-up of gas production from Shah Deniz in Azerbaijan, and start-up of new gas fields in the GoM in the third and fourth quarter of 2007 (Q, Spiderman, San Jacinto). The increase was partly offset by divestment of the GoM shelf fields with effect from year end 2007.

Exploration expenditure (including capitalised exploration expenditure) was NOK 2.0 billion in the second quarter of 2008, compared to NOK 1.8 billion in the second quarter of 2007. The increase in exploration expenditure was due to higher seismic costs and delineation drilling on the oil sands project in Canada.

Exploration expenditure was NOK 4.1 billion in the first half of 2008, compared to NOK 3.3 billion in the first half of 2007. The increase in exploration expenditure was mainly due to more expensive wells, higher seismic costs and delineation drilling on the oil sands project in Canada.

Exploration expenses were NOK 0.5 billion in the second quarter of 2008, compared to NOK 1.4 billion in the second quarter of 2007. The decrease was due to a reversed impairment of NOK 1.1 billion related to acquired unproved properties in the GoM, partly offset by higher drilling and seismic costs.

Exploration expenses were NOK 4.1 billion in the first half of 2008, compared to NOK 2.5 billion in the first half of 2007. The increase was related to higher drilling and seismic costs and a net impairment of NOK 1.0 billion related to acquired unproved properties in the GoM. This was partly offset by decreased expensing of capitalisation of previous years' cost.

In the second quarter of 2008, 12 exploration and appraisal wells were completed internationally, of which one well has been declared as a discovery. An oil discovery was made in the Sangos-1 well in Block 15/06 in Angola. In the second quarter of 2007, 11 wells were completed internationally, of which five have been declared as discoveries.

In the first half of 2008, 27 exploration and appraisal wells were completed internationally, of which three wells have been declared as discoveries. In the first half of 2007, 23 wells were completed internationally, of which 10 wells have been declared as discoveries.

A number of completed wells have encountered hydrocarbons but need more thorough evaluation before external announcement.

Drilling in eight exploration and appraisal wells was ongoing at the end of the second quarter of 2008, and two of these have since been completed.

Important events:
- Angola's state owned oil company, Sonangol, has given the **go-ahead for the development** of a series of deepwater oil discoveries in Block 31, offshore Angola. StatoilHydro has a 13.33 percent stake in the licence, for which BP is operator. The first project will involve the **Plutão, Saturno, Marte and Vênus, (PSVM) fields** located in a water depth of approximately 2000m. Construction work is expected to start during 2008 with first oil due in 2011 building to a plateau of about 150,000 barrels per day by 2012. PSVM will comprise a converted hull floating, production, storage and offloading vessel (FPSO).

NATURAL GAS

IFRS income statement	Second quarter			First half			Full year
(in NOK million)	2008	2007	Change	2008	2007	Change	2007
Total revenues and other income	**22,418**	19,109	17 %	**49,243**	37,130	33 %	73,459
Cost of goods sold	**18,841**	14,543	30 %	**39,764**	28,444	40 %	56,696
Operating, selling and administrative expenses	**3,586**	2,714	32 %	**7,007**	5,700	23 %	13,423
Depreciation, amortisation and impairment	**559**	406	37 %	**1,033**	880	17 %	1,846
Total expenses	**22,985**	17,664	30 %	**47,804**	35,023	36 %	71,966
Net operating income	**(567)**	1,446	(139 %)	**1,439**	2,107	(32 %)	1,493
Operational data:							
Natural gas sales							
StatoilHydro entitlement (bcm)	**9.4**	8.3	13 %	**20.5**	17.5	17 %	35.6
Natural gas sales (third-party volumes) (bcm)	**0.7**	1.9	(61 %)	**2.3**	3.1	(24 %)	6.4
Natural gas sales (bcm)	**10.1**	10.2	(0 %)	**22.8**	20.6	11 %	42.0
Natural gas sales on commission	**0.3**	0.1	156 %	**0.6**	0.2	271 %	0.8
Natural gas price (NOK/scm)	**2.23**	1.50	49 %	**2.12**	1.61	31 %	1.66
Transfer price natural gas (NOK/scm)	**1.73**	1.25	38 %	**1.64**	1.32	24 %	1.39
Regularity at delivery point	**100%**	100%	0 %	**100%**	100%	0 %	100%

Net operating income in the second quarter of 2008 was a loss of NOK 0.6 billion, compared to an income of NOK 1.4 billion in the second quarter of 2007. The volume weighted average sales price increased by 49% amounting in total to NOK 6.3 billion, of which the rise in European piped gas price contributed NOK 5.7 billion. The main offsetting factors are higher costs of goods sold, reducing income by NOK 4.3 billion, while negative changes in derivatives amounted to NOK 2.3 billion. In addition, higher operating, selling and administrative expenses reduced income by NOK 0.7 billion and NOK 0.2 billion, respectively. Slightly lower sales volumes reduced income by NOK 0.2 billion, while change in depreciation amount to NOK 0.2 billion. Other offsetting factors mainly relate to the difference between accounting price and realised price which reduce the income with NOK 0.4 billion.

Net operating income in the first half of 2008 was NOK 1.4 billion, compared to NOK 2.1 billion in the first half of 2007. The volume weighted average sales price increased by 31%, amounting in total to NOK 10.3 billion, of which the rise in the European piped gas price contributed NOK 9.5 billion. In addition, higher sales volumes increased income by NOK 5.5 billion. The main offsetting factors are higher costs of goods sold, reducing income by NOK 11.3 billion, increased operating expenses of NOK 1.0 billion, negative changes in derivatives of NOK 0.8 billion, and selling and administrative expenses, which further reduced income by NOK 0.3 billion. Other offsetting factors include difference between accounting price and realised price reducing income with NOK 2.3 billion, increased asset impairment of NOK 0.4 billion and change in depreciation of NOK 0.2 billion.

Natural gas sales for the second quarter of 2008 were 10.1 billion standard cubic metres (bcm), compared to 10.2 bcm in the second quarter of 2007. Of the total gas sales in the second quarter of 2008, 9.4 bcm was entitlement gas and 0.4 bcm was Norwegian States Direct Financial Interest's (SDFI) share of US piped gas.

Natural gas sales for the first half of 2008 were 22.8 bcm, compared to 20.6 bcm in the first half of 2007, an increase of 11%. Of the total gas sales in the first half of 2008, 20.5 bcm was entitlement gas and 1.0 bcm was the SDFI's share of US piped gas.

The sale of natural gas from the In Salah field is reported by International E&P.

The volume weighted average sales price in the second quarter of 2008 was NOK 2.23 per scm (11.58 USD/million British thermal units), compared to NOK 1.50 per scm (6.58 USD/mmbtu) in the second quarter of 2007, an increase of 49%.

The volume weighted average sales price in the first half of 2008 was NOK 2.12 per scm (11.01 USD/mmbtu), compared to NOK 1.61 per scm (7.07 USD/mmbtu) in the first half of 2007, an increase of 31%.

The cost of goods sold for the second quarter of 2008 increased by NOK 4.3 billion compared to the second quarter of 2007, due to higher purchase prices. The transfer price for gas from E&P Norway to Natural Gas was NOK 1.73 per scm in the second quarter of 2008, an increase of 38% compared to the price of NOK 1.25 per scm in the second quarter of 2007.

The cost of goods sold for the first half of 2008 increased by NOK 11.3 billion compared to the first half of 2007, due to higher purchase prices and higher volumes sold. The transfer price for gas from E&P Norway to Natural Gas was NOK 1.64 per scm in the first half of 2008, an increase of 24% compared to the price of NOK 1.32 per scm in the first half of 2007.

MANUFACTURING & MARKETING

IFRS income statement	Second quarter			First half			Full year
(in NOK million)	2008	2007	Change	2008	2007	Change	2007
Total revenues and other income	**141,421**	105,507	34 %	**267,708**	203,326	32 %	428,056
Cost of goods sold	**134,744**	97,350	38 %	**254,936**	188,713	35 %	401,773
Operating, selling and administrative expenses	**4,961**	4,826	3 %	**9,717**	9,414	3 %	19,606
Depreciation, amortisation and impairment	**498**	457	9 %	**949**	913	4 %	2,832
Total expenses	**140,204**	102,632	37 %	**265,602**	199,040	33 %	424,210
Net operating income	**1,217**	2,874	(58 %)	**2,106**	4,286	(51 %)	3,845
Operational data:							
FCC margin (USD/bbl)	**10.0**	10.5	(5 %)	**8.1**	8.1	0 %	7.5
Contract price methanol (EUR/tonne)	**295**	250	18 %	**393**	335	17 %	317

Net operating income for Manufacturing & Marketing in the second quarter of 2008 was NOK 1.2 billion, compared to NOK 2.9 billion in the second quarter of 2007. The decrease was mainly due to lower trading results, reduced refining margins in NOK and losses on inventory hedge positions, partly offset by gains from higher prices on sales from our operational storage.

Net operating income for Manufacturing & Marketing in the first half of 2008 was NOK 2.1 billion, compared to NOK 4.3 billion in the first half of 2007. The decrease was mainly due to lower trading results, reduced refining margins in NOK and losses on inventory hedge positions, partly offset by gains due to higher prices on sales from our operational storage.

Net operating income for **Oil sales, trading and supply** in the second quarter of 2008 was NOK 0.3 billion, compared to NOK 1.4 billion in the second quarter of 2007. The decrease was mainly due to losses on inventory hedge positions which do not qualify for hedge accounting and lower trading results, but was partly offset by gains from higher prices on sales from our operational storage.

Net operating income for Oil sales, trading and supply in the first half of 2008 was NOK 0.5 billion, compared to NOK 1.4 billion in the first half of 2007. The decrease was mainly due to lower trading results but was partly offset by gains from higher prices on sales from our operational storage.

Net operating income for **Manufacturing** was NOK 0.8 billion in the second quarter of 2008, compared to NOK 1.1 billion in the second quarter of 2007. The decrease was mainly due to reduced refining margins in NOK and planned increases in operational costs to improve robustness at our plants, partly offset by a higher on stream factor.

Net operating income for Manufacturing was NOK 1.4 billion in the first half of 2008, compared to NOK 2.1 billion in the first half of 2007. The decrease was mainly due to reduced refining margins in NOK, planned increases in operational costs to improve robustness at our plants and increased prices on our feedstock.

Net operating income for **Energy and Retail** was NOK 0.1 billion in the second quarter of 2008, compared to NOK 0.4 billion in the second quarter of 2007. The decrease was mainly due to an accrual of NOK 0.2 billion for restructuring costs in Sweden.

Net operating income for Energy and Retail was NOK 0.4 billion in the first half of 2008, compared to NOK 0.8 billion in the first half of 2007. The decrease was mainly due to an accrual of NOK 0.2 billion for restructuring costs in Sweden and a gain on the final settlement of the sale of our Irish business booked in the first half of 2007 of NOK 0.1 billion.

Important events:
- The world's largest onshore **oil vapour recovery unit** which captures and recovers oil vapour during crude oil loading on tankers started up at our crude oil terminal at Mongstad, north of Bergen, Norway. The facility will reduce emissions creating harmful ground-level ozone.
- The EFTA Surveillance Authority (ESA) has given its **approval to an 80% government subsidy for the pilot project for carbon dioxide treatment** at Mongstad.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operating activities were NOK 25.5 billion in the second quarter of 2008, compared to NOK 10.1 billion in the second quarter of 2007. The NOK 15.4 billion increase was mainly due to an increase in cash flows from underlying operations of NOK 22.4 billion, partly offset by negative changes in working capital of NOK 4.6 billion, a decrease in other non-current items related to operating activities of NOK 1.8 billion, and an increase in taxes paid of NOK 0.7 billion.

Cash flows provided by operating activities were NOK 52.4 billion in the first half of 2008, compared to NOK 49.1 billion in the first half of 2007. The NOK 3.3 billion increase was mainly due to an increase in cash flows from underlying operations of NOK 44.7 billion, partly offset by negative changes in working capital of NOK 37.7 billion, a decrease in taxes paid of NOK 1.9 billion and a decrease in other non-current items related to operating activities of NOK 1.8 billion.

Cash flows used in investing activities were NOK 14.5 billion in the second quarter of 2008, compared to NOK 25.0 billion in the second quarter of 2007.

Cash flows used in investing activities were NOK 25.6 billion in the first half of 2008, compared to NOK 43.7 billion in the first half of 2007.

Gross investments, defined as additions to property, plant and equipment (including intangible assets and long-term share investments) and capitalised exploration expenditure, were NOK 15.8 billion in the second quarter of 2008, compared to NOK 26.8 billion in the second quarter of 2007.

The difference between cash flows used in investing activities and gross investments in the second quarter of 2008 was mainly related to proceeds from sales of assets.

Gross investments were NOK 30.7 billion in the first half of 2008, compared to NOK 43.7 billion in the first half of 2007.

Gross investments (in NOK million)	Second quarter			First half			Full year
	2008	**2007**	**Change**	**2008**	**2007**	**Change**	**2007**
- E&P Norway	**7.7**	8.2	(5 %)	**15.6**	14.5	8 %	31.1
- International E&P	**6.0**	16.5	(64 %)	**11.0**	25.6	(57 %)	36.2
- Natural Gas	**0.3**	0.7	(48 %)	**0.8**	1.2	(28 %)	2.1
- Manufacturing & Marketing	**1.4**	1.3	9 %	**2.8**	2.1	35 %	4.8
- Other	**0.3**	0.2	78 %	**0.4**	0.4	2 %	0.8
Total gross investment	**15.8**	26.8	(41 %)	**30.7**	43.7	(30 %)	75.0

The difference between cash flows used in investing activities and gross investments in the first half of 2008 was mainly related to proceeds from sales of assets.

Reconciliation of cash flow to gross investments (in NOK billion)	Second quarter		First half		Full year
	2008	**2007**	**2008**	**2007**	**2007**
Cash flows to investments	**14.5**	25.0	**25.6**	43.7	75.1
Proceeds from sales of assets	**1.0**	0.3	**4.0**	0.4	1.1
Other changes in non-current loans granted and liabilities joint-venture	**0.3**	1.5	**1.0**	(0.4)	(1.2)
Gross investments	**15.8**	26.8	**30.7**	43.7	75.0

Cash flows used in financing activities in the second quarter of 2008 amounted to NOK 23.9 billion, compared to positive NOK 1.6 billion in the second quarter of 2007. The increase of NOK 25.5 billion was mainly related to a NOK 11.5 billion decrease in the demerger balance with Norsk Hydro in the second quarter of 2007 in combination with an increase in current financial liabilities NOK 12.3 billion.

Cash flows used in financing activities in the first half of 2008 amounted to NOK 24.9 billion, compared to NOK 9.5 billion in the first half of 2007. The increase of NOK 15.3 billion was mainly related to a NOK 11.2 billion increase in current financial liabilities. Minor contributing factors were new long term loans of NOK 1.7 billion in the second quarter of 2007, higher dividend payments of NOK 1.4 and a decrease in the demerger balance with Norsk Hydro between the periods of NOK 1.3 billion.

Gross financial liabilities were NOK 50.1 billion at 30 June 2008, compared to NOK 68.6 billion at 30 June 2007. The decrease of NOK 18.5 billion was mainly related to a decrease of non-current financial liabilities of NOK 10.2 billion due to repayment and weakening of the USD in relation to the NOK, and a decrease of current financial liabilities of NOK 8.3 billion.

Net financial liabilities [11] were NOK 4.2 billion at 30 June 2008, compared to NOK 61.2 billion at 30 June 2007. The decrease of NOK 57.0 billion was mainly related to an increase in cash, cash equivalents and current financial investments of NOK 39.5 billion, in combination with a decrease of gross financial liabilities of NOK 18.5 billion.

Net debt to capital employed ratio was 2.3% as of 30 June 2008, compared to 27.4% as of 30 June 2007. The decrease was mainly related to an increase in cash, cash equivalents and current financial investments, in combination with a decrease in gross financial liabilities. In the calculation of net interest-bearing debt, we make certain adjustments, which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see the following section: Use and reconciliation of non-GAAP financial measures. [2]

Cash, cash equivalents and current financial investments were NOK 43.0 billion at 30 June 2008, compared to NOK 3.5 billion at 30 June 2007. The increase was mainly due to higher average liquids prices in combination with lower investments in 2008 compared to 2007. The increase was partly offset by weakening of the USD in relation to the NOK. The average liquids price increased from USD 67.5 (NOK 406) per barrel in the second quarter of 2007 to USD 115.0 (NOK 585) per barrel in the second quarter of 2008. Cash and cash equivalents were NOK 20.1 billion at 30 June 2008, compared to NOK 3.3 billion at 30 June 2007. Current financial investments, which are part of our cash management, amounted to NOK 22.9 billion at 30 June 2008, compared to NOK 0.2 billion at 30 June 2007.

Current items (total current assets less current liabilities) increased by NOK 19.8 billion from negative current items of NOK 17.9 billion at 30 June 2007 to positive current items of NOK 1.9 billion at 30 June 2008. The change was mainly due to an increase in current assets such as current financial investments of NOK 22.7 billion, cash and cash equivalents of NOK 16.8 billion, derivative financial instruments of NOK 16.6 billion, accounts receivables of NOK 23.2 billion and a decrease in current financial liabilities of NOK 8.3 billion. These factors were partly offset by a decrease in current interest bearing receivables related to a merger balance with Norsk Hydro of NOK 17.4 billion and an increase in current liabilities such as taxes payable of NOK 27.4 billion, accounts payable and other current liabilities of NOK 12.0 billion and derivative financial instruments of NOK 9.1 billion.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial performance - Use and reconciliation of Non-GAAP measures in StatoilHydro's 2007 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:
- Return on average capital employed after tax (ROACE)
- Normalised production cost
- Net debt to capital employed ratio

We use **ROACE** to measure the return on capital employed regardless of whether the financing is through equity or debt. This measure is considered to provide useful information, both for the company and investors, regarding performance for the period under evaluation. We make regular use of this measure to evaluate our operations. Our use of ROACE should not be viewed as an alternative to net operating income, or to net income, which are the measures calculated in accordance with generally accepted accounting principles or ratios based on these figures.

Calculation of numerator and denominator used in ROACE calculation	Twelve months ended		
(in NOK million, except percentages)	30 June 2008	30 June 2007	31 December 2007
Net income for the last 12 months	55,727	49,762	44,641
After-tax net financial items for the last 12 months	(7,305)	(6,210)	(7,157)
Net income adjusted for financial items after tax (A1)	48,422	43,552	37,484
Adjustment for restructuring costs and other costs arising from the merger	4,212	0	4,212
Net income adjusted for restructuring costs and other costs arising from the merger (A2)	52,635	43,552	41,696
Calculated average capital employed:			
Average capital employed before adjustments (B1)	208,292	203,555	211,806
Average capital employed (B2)	204,826	200,360	208,857
Calculated ROACE:			
Calculated ROACE based on average capital employed before adjustments (A1/B1)	23.2 %	21.4 %	17.7 %
Calculated ROACE based on average capital employed (A1/B2)	23.6 %	21.7 %	17.9 %
Calculated ROACE based on average capital employed and one-off effects (A2/B2)	25.7 %	21.7 %	19.9 %

Normalised production cost in NOK per boe is used to evaluate the underlying development in the production cost. Our international production costs are mainly incurred in USD. In order to exclude currency effects and to reflect the change in the underlying production cost, the USDNOK exchange rate is held constant at 6.00 in the calculations of normalised production cost.

Normalised production cost per boe is reconciled in the table below to the most comparable GAAP measure, production cost per boe. [9]

Production cost per boe	Twelve months ended		
	30 June 2008	30 June 2007	31 December 2007
Total production costs last 12 months (in NOK million)	29,487	19,633	27,776
Produced volumes last 12 months (million boe)	639	625	629
Average USDNOK exchange rate last 12 months	5.40	6.25	5.86
Production cost (USD/boe)	8.55	5.04	7.70
Calculated production cost (NOK/boe)	46.1	31.4	44.1
Normalisation of production cost per boe:			
Production costs last 12 months International E&P (in USD million)	751	562	662
Normalised exchange rate (USDNOK)	6.00	6.00	6.00
Production costs last 12 months International E&P normalised at USDNOK 6.00	4,505	3,374	3,972
Production costs last 12 months E&P Norway (in NOK million)	25,444	16,127	23,919
Total production costs last 12 months in NOK million (normalised)	29,949	19,501	27,891
Production cost (NOK/boe) normalised at USDNOK 6.00 [8]	46.9	31.2	44.3

Production cost summary	Entitlement production Twelve months ended		Equity production Twelve months ended	
(in NOK per boe)	30 June 2008	30 June 2007	30 June 2008	30 June 2007
Calculated production cost	46.1	31.4	42.4	30.0
Calculated production cost, excluding restructuring cost	37.9	na	34.8	na
Calculated production cost, excluding restructuring and gas injection cost	34.9	28.6	32.1	27.3

The calculated **net debt to capital employed ratio** is viewed by the company as providing a more complete picture of the group's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to total debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through an external bank or similar institution will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian State is off-set against receivables on the SDFI.

- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

The net interest-bearing debt adjusted for these three items is included in the calculation of average capital employed, which is also used in the calculation of ROACE.

The table below reconciles net interest-bearing debt, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio (in NOK million)	For the period ended		
	30 June 2008	30 June 2007	31 December 2007
Total shareholders' equity	**180,081**	160,656	177,275
Minority interest	**1,957**	1,667	1,792
Total equity and minority interest (A)	**182,038**	162,323	179,067
Short-term debt	**12,374**	20,645	6,166
Long-term debt	**37,756**	47,992	44,373
Gross interest-bearing debt	**50,130**	68,637	50,539
Cash and cash equivalents	**20,104**	3,327	18,264
Current financial investments	**22,924**	190	3,359
Cash and cash equivalents and current financial investments	**43,028**	3,517	21,623
Net debt before adjustments (B1)	**7,102**	65,120	28,916
Other interest-bearing elements	**115**	-	-
Marketing instruction adjustment	**(1,293)**	(1,656)	(1,434)
Adjustment for project loan	**(1,714)**	(2,267)	(2,020)
Net interest-bearing debt (B2)	**4,210**	61,197	25,461
Normalisation for cash-build up before tax payment (50% of tax payment)	**-**	-	-
Net interest-bearing debt (B3)	**4,210**	61,197	25,461
Calculation of capital employed:			
Capital employed before adjustments to net interest-bearing debt (A+B1)	**189,140**	227,443	207,983
Capital employed before normalisation for cash build-up for tax payment (A+B2)	**186,248**	223,520	204,528
Capital employed (A+B3)	**186,248**	223,520	204,528
Calculated net debt to capital employed:			
Net debt to capital employed before adjustments (B1/(A+B1))	**3.8 %**	28.6 %	13.9 %
Net debt to capital employed before normalisation for tax payment (B2/(A+B2)	**2.3 %**	27.4 %	12.4 %
Net debt to capital employed (B3/(A+B3))	**2.3 %**	27.4 %	12.4 %

End Notes

1. After-tax return on average capital employed for the last 12 months is calculated as net income after-tax net financial items adjusted for accretion expenses, divided by the average of opening and closing balances of net interest-bearing debt, shareholders' equity and minority interest. See table under report section Return on average capital employed after tax for a reconciliation of the numerator. See table under report section Net debt to capital employed ratio for a reconciliation of capital employed. StatoilHydro's second quarter 2008 interim consolidated financial statements have been prepared in accordance with IFRS. Comparative financial statements for previous periods presented have also been prepared in accordance with IFRS.

2. For a definition of non-GAAP financial measures and use of ROACE, see report section Use and reconciliation of non-GAAP measures.

3. The group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL), including a margin for oil sales, trading and supply.

4. FCC margin is an in-house calculated refinery margin benchmark intended to represent a 'typical' upgraded refinery with an FCC (fluid catalytic cracking) unit located in the Rotterdam area based on Brent crude.

5. A total of 16 mboe per day in the second quarter and first half of 2008 represents our share of production in an associated company which is accounted for under the equity method. These volumes have been included in the production figure, but excluded when computing the over/underlift position. The computed over/underlift position is therefore based on the difference between produced volumes excluding our share of production in an associated company and lifted volumes.

6. Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.

7. Lifting of liquids corresponds to sales of liquids for E&P Norway and International E&P. Deviations from share of total lifted volumes from the field compared to the share in the field production are due to periodic over- or underliftings.

8. The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production of liquids and natural gas. For a specification of normalising assumptions, see end note 9. For normalisation of production cost, see table under report section Normalised production cost.

9. By normalisation it is assumed that production costs in E&P Norway are incurred in NOK. Only costs incurred in International E&P are normalised at a USDNOK exchange rate of 6.00. For purposes of measuring StatoilHydro's performance against the 2008 guidance for normalised production cost, a USDNOK exchange rate of 6.00 is used.

10. Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) contract that correspond to StatoilHydro's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent the StatoilHydro share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, Canada and Brazil.

11. Net financial liabilities are non-current financial liabilities and current financial liabilities reduced by cash, cash equivalents and current financial investments. In the first and third quarter, net interest-bearing debt is normalised by excluding 50% of the cash build-up related to tax payments due in the beginning of April and October each year.

FORWARD-LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "believe", "intend", "expect", "anticipate", "plan", "target" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements such as those regarding: plans for future development and operation of projects; reserve information; expected exploration and development activities and plans; expected start-up dates for projects and expected production and capacity of projects; expected operatorships and expected dates of operatorship transitions; expected future financial position; oil, gas and alternative fuel price levels; oil, gas and alternative fuel supply and demand; the completion of acquisitions; and the obtaining of regulatory and contractual approvals are forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect StatoilHydro's business, is contained in StatoilHydro's 2007 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on StatoilHydro's web site at www.StatoilHydro.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this review, either to make them conform to actual results or changes in our expectations.

Financial statements
2nd quarter 2008

CONSOLIDATED STATEMENTS OF INCOME

(in NOK million)	For the three months ended 30 June		For the six months ended 30 June		For the year ended 31 December
	2008 (unaudited)	2007 (unaudited)	2008 (unaudited)	2007 (unaudited)	2007
REVENUES AND OTHER INCOME					
Revenues	170,608	127,392	328,304	246,373	521,665
Net income (loss) from equity accounted investments	446	159	279	449	609
Other income	581	26	2,228	114	523
Total revenues and other income	171,635	127,577	330,811	246,936	522,797
OPERATING EXPENSES					
Cost of goods sold	(81,834)	(66,355)	(159,451)	(124,798)	(260,396)
Operating expenses	(14,671)	(12,062)	(28,052)	(25,168)	(60,318)
Selling, general and administrative expenses	(2,339)	(2,265)	(5,304)	(4,518)	(14,174)
Depreciation, amortisation and impairment losses	(8,233)	(8,984)	(17,780)	(18,118)	(39,372)
Exploration expenses	(1,945)	(1,840)	(6,171)	(3,803)	(11,333)
Total operating expenses	(109,022)	(91,506)	(216,758)	(176,405)	(385,593)
Net operating income	62,613	36,071	114,053	70,531	137,204
FINANCIAL ITEMS					
Net foreign exchange gains (losses)	729	3,030	4,141	4,696	10,043
Interest income and other financial items	718	680	1,258	1,282	2,305
Interest and other finance expenses	(1,919)	(1,123)	(1,973)	(2,204)	(2,741)
Net financial items	(472)	2,587	3,426	3,774	9,607
Income before tax	62,141	38,658	117,479	74,305	146,811
Income tax	(43,225)	(24,720)	(82,523)	(50,435)	(102,170)
Net income	18,916	13,938	34,956	23,870	44,641
Attributable to:					
Equity holders of the parent company	18,771	13,710	34,748	23,488	44,096
Minority interest	145	228	208	382	545
	18,916	13,938	34,956	23,870	44,641
Earnings per share for income attributable to equity holders of the company - basic and diluted	5.89	4.28	10.91	7.33	13.80
Dividend declared and paid per ordinary share *	8.50	9.12	8.50	9.12	9.12
Weighted average number of ordinary shares outstanding	3,186,220,758	3,202,321,120	3,186,391,062	3,202,207,259	3,195,866,843

Dividends declared and paid per ordinary share in 2007 includes only dividend from former Statoil. In addition, under terms of the merger plan Hydro Petroleum was charged the dividend payment of NOK 6.1 billion paid by Norsk Hydro ASA to its shareholders in 2007.

See notes to the quarterly consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in NOK million)	At 30 June 2008 (unaudited)	2007 (unaudited)	At 31 December 2007
ASSETS			
Non-current assets			
Property, plant and equipment	**277,235**	277,221	278,352
Intangible assets	**43,661**	46,521	44,850
Equity accounted investments	**10,153**	8,850	8,421
Deferred tax assets	**681**	773	793
Pension assets	**1,621**	543	1,622
Financial investments	**15,581**	14,762	15,266
Derivative financial instruments	**585**	97	609
Financial receivables	**3,604**	3,808	3,515
Total non-current assets	**353,121**	352,575	353,428
Current assets			
Inventories	**22,125**	19,760	17,696
Trade and other receivables	**83,837**	60,072	69,378
Norsk Hydro ASA merger receivable	**0**	17,401	0
Derivative financial instruments	**32,546**	15,898	21,093
Financial investments	**22,924**	190	3,359
Cash and cash equivalents	**20,104**	3,327	18,264
Total current assets	**181,536**	116,648	129,790
TOTAL ASSETS	**534,657**	469,223	483,218

CONSOLIDATED BALANCE SHEETS

(in NOK million)	At 30 June 2008 (unaudited)	At 30 June 2007 (unaudited)	At 31 December 2007
EQUITY AND LIABILITIES			
Equity			
Share capital	**7,972**	8,022	7,972
Treasury shares	**(6)**	(55)	(6)
Additional paid-in capital	**41,374**	44,722	41,370
Additional paid-in capital related to treasury shares	**(434)**	(3,655)	(359)
Retained earnings	**148,801**	119,936	140,909
Other reserves	**(17,626)**	(8,314)	(12,611)
StatoilHydro shareholders' equity	**180,081**	160,656	177,275
Minority interest	**1,957**	1,667	1,792
Total equity	**182,038**	162,323	179,067
Non-current liabilities			
Financial liabilities	**37,791**	48,146	44,374
Deferred tax liabilities	**72,354**	69,627	67,477
Pension liabilities	**19,205**	11,533	19,092
Other provisions	**43,655**	43,042	43,845
Total non-current liabilities	**173,005**	172,348	174,788
Current liabilities			
Trade and other payables	**74,849**	58,008	64,624
Income taxes payable	**77,053**	49,694	50,941
Financial liabilities	**12,374**	20,645	6,166
Derivative financial instruments	**15,338**	6,205	7,632
Total current liabilities	**179,614**	134,552	129,363
Total liabilities	**352,619**	306,900	304,151
TOTAL EQUITY AND LIABILITIES	**534,657**	469,223	483,218

See notes to the quarterly consolidated financial statements.

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

(in NOK million)	For the three months ended 30 June		For the six months ended 30 June		For the year ended 31 December
	2008 (unaudited)	2007 (unaudited)	2008 (unaudited)	2007 (unaudited)	2007
Foreign currency translation differences	(447)	(2,653)	(4,218)	(4,882)	(9,858)
Actuarial gains (losses) on employee retirement benefit plans	0	1	589	(49)	74
Change in fair value of available for sale financial assets	(644)	66	(1,069)	52	1,039
Change in fair value of available for sale financial assets transferred to the Consolidated Statements of Income	0	0	0	(113)	(113)
Income tax on income and expense recognised directly in equity	160	(7)	(91)	34	(175)
Income and expense recognised directly in equity	(931)	(2,593)	(4,789)	(4,958)	(9,033)
Net income for the period	18,916	13,938	34,956	23,870	44,641
Total recognised income and expense for the period	17,985	11,345	30,167	18,912	35,608
Attributable to:					
Equity holders of the parent company	17,840	11,117	29,959	18,530	35,063
Minority interest	145	228	208	382	545
	17,985	11,345	30,167	18,912	35,608

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in NOK million)	For the six months ended 30 June 2008 (unaudited)	For the six months ended 30 June 2007 (unaudited)	For the year ended 31 December 2007
OPERATING ACTIVITIES			
Income before tax	**117,479**	74,305	146,811
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Depreciation, amortisation and impairment	**17,780**	18,118	39,372
Exploration expenditures written off	**1,485**	601	1,660
(Gains) losses on foreign currency transactions and balances	**861**	(1,223)	(559)
(Gains) losses on sales of assets and other items	**(1,642)**	(543)	(188)
Termination benefits	**0**	0	8,633
Changes in working capital (other than cash and cash equivalents):			
• (Increase) decrease in inventories	**(4,483)**	(4,504)	(2,434)
• (Increase) decrease in trade and other receivables	**(13,401)**	2,568	(6,493)
• (Increase) decrease in net current financial derivative instruments	**(3,747)**	5,081	1,307
• (Increase) decrease current financial investments	**(19,565)**	2,673	(2,327)
• Increase (decrease) in trade and other payables	**10,114**	842	10,447
Taxes paid	**(52,059)**	(50,171)	(102,422)
• (Increase) decrease in non-current items related to operating activities	**(423)**	1,363	119
Cash flows provided by operating activities	**52,399**	49,110	93,926
INVESTING ACTIVITIES			
Additions to property, plant and equipment	**(25,699)**	(34,773)	(63,785)
Exploration expenditures capitalised	**(2,930)**	(2,495)	(4,569)
Changes in other intangibles	**(1,171)**	(6,719)	(7,186)
Change in long-term loans granted and other long-term items	**130**	(114)	(652)
Proceeds from sale of assets	**4,021**	408	1,080
Cash flows used in investing activities	**(25,649)**	(43,693)	(75,112)
FINANCING ACTIVITIES			
New long-term borrowings	**47**	1,663	1,723
Repayment of long-term borrowings	**(2,041)**	(2,043)	(2,876)
Distribution to minority shareholders	**(44)**	(289)	(327)
Dividend paid *	**(27,082)**	(25,694)	(25,695)
Treasury shares purchased	**(154)**	(80)	(217)
Norsk Hydro ASA merger receivables	**0**	1,286	18,687
Net short-term borrowings, bank overdrafts and other **	**4,412**	15,638	797
Cash flows used in financing activities	**(24,862)**	(9,519)	(7,908)
Net increase (decrease) in cash and cash equivalents	**1,888**	(4,102)	10,906
Effect of exchange rate changes on cash and cash equivalents	**(48)**	(89)	(160)
Cash and cash equivalents at the beginning of the period	**18,264**	7,518	7,518
Cash and cash equivalents at the end of the period	**20,104**	3,327	18,264

* Dividend paid in 2007 includes NOK 6.1 billion charged to Hydro Petroleum from Norsk Hydro ASA under the terms of the merger plan.

** StatoilHydro paid the Norwegian State NOK 2.4 billion in 2007 in connection with redemption of shares held by the State.

See notes to the quarterly consolidated financial statements.

1. ORGANISATION AND PRESENTATION

General information

StatoilHydro ASA, formerly Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway. StatoilHydro's business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products.

The shareholders of Statoil ASA and Norsk Hydro ASA (Hydro) approved at extraordinary General Meetings on 5 July 2007 a merger between Statoil ASA and the oil and gas activities of Norsk Hydro ASA (Hydro Petroleum). The merger was effective 1 October 2007 and Statoil ASA's name changed to StatoilHydro ASA as of that date.

StatoilHydro ASA is listed on the Oslo Stock Exchange (Norway) and the New York Stock Exchange (USA).

Basis of presentation

These interim financial statements are presented in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board and as adopted by the European Union. A detailed description of the accounting policies used is included in the StatoilHydro annual financial statements for 2007. There have been no changes in accounting policies compared to the annual financial statements.

Given that both Statoil ASA and Norsk Hydro ASA were under the control of the Norwegian State, the merger between former Statoil ASA and Hydro Petroleum, resulting in StatoilHydro ASA, was accounted for as a business combination between entities under common control. Management concluded that for a merger of entities under common control, the most meaningful portrayal for accounting purposes is to combine StatoilHydro and Hydro Petroleum using the carrying amounts of assets and liabilities and restating the financial statements for all periods presented as if the companies had always been combined. Consistent with this accounting treatment, the financial statements of Hydro Petroleum have been adjusted to conform to the accounting policies of former Statoil ASA.

The interim financial statements do not include all of the information and footnotes required by IFRS for complete financial statements. These interim financial statements should be read in conjunction with the annual financial statements.

The financial statements provide, in the opinion of management, a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain reclassifications have been made to prior periods' figures to be consistent with the current period's classifications. The interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Change in accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Commercial factors affecting the financial statements

The Group is exposed to a number of underlying economic factors, such as liquids prices, natural gas prices, refining margins, foreign exchange rates, as well as financial instruments with fair values derived from changes in these factors, which affect the overall results for each period. In addition, the results of the Group are influenced, in each period, by the level of production which in the short term may be influenced by for instance maintenance. In the long term, the results are impacted by the success of exploration and field development activities.

2. EQUITY

(in NOK million)	Share capital	Treasury shares	Additional paid-in capital	Additional paid-in capital related to treasury shares	Retained earnings	Other reserves Available for sale financial assets	Currency translation adjustments	StatoilHydro shareholders' equity	Minority interest	Total
At 1 January 2007	8,022	(54)	44,684	(3,605)	122,153	450	(3,817)	167,833	1,574	169,407
Net income for the period					23,488			23,488	382	23,870
Income and expense recognised directly in equity					(11)	(65)	(4,882)	(4,958)		(4,958)
Total recognised income and expense for the period*										18,912
Dividend paid					(25,694)			(25,694)		(25,694)
Cash distributions (to) from minority shareholders									(289)	(289)
Equity settled share based payments (net of allocated shares)			38					38		38
Treasury shares purchased (net of allocated shares)		(1)		(50)				(51)		(51)
At 30 June 2007	8,022	(55)	44,722	(3,655)	119,936	385	(8,699)	160,656	1,667	162,323

(in NOK million)	Share capital	Treasury shares	Additional paid-in capital	Additional paid-in capital related to treasury shares	Retained earnings	Other reserves Available for sale financial assets	Currency translation adjustments	StatoilHydro shareholders' equity	Minority interest	Total
At 1 January 2008	7,972	(6)	41,370	(359)	140,909	1,064	(13,675)	177,275	1,792	179,067
Net income for the period					34,748			34,748	208	34,956
Income and expense recognised directly in equity					226	(797)	(4,218)	(4,789)		(4,789)
Total recognised income and expense for the period*										30,167
Dividend paid					(27,082)			(27,082)		(27,082)
Cash distributions (to) from minority shareholders									(43)	(43)
Equity settled share based payments (net of allocated shares)			4					4		4
Treasury shares purchased (net of allocated shares)				(75)				(75)		(75)
At 30 June 2008	7,972	(6)	41,374	(434)	148,801	267	(17,893)	180,081	1,957	182,038

*For detailed information, see Consolidated statements of recognised income and expense.

As at 30 June 2008 StatoilHydro's share capital of NOK 7,971,617,757.50 comprises 3,188,647,103 shares at a nominal value of NOK 2.50.

As of 30 June 2008 StatoilHydro had 2,598,109 treasury shares.

3. SEGMENTS

StatoilHydro manages its operations in four business segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing. The Exploration and Production Norway and International Exploration and Production segments explore for, develop and produce crude oil and natural gas, and extract natural gas liquids. The Natural Gas segment transports and markets natural gas and natural gas products. Manufacturing and Marketing is responsible for petroleum refining operations and the marketing and sale of crude oil and refined petroleum products except for natural gas and natural gas products.

The "Other" section consists of the activities of Corporate services, Corporate centre, Group Finance, Technology & New energy and Projects. The "Eliminations" section encompasses elimination of inter-segment sales and related unrealised profits mainly from the sale of crude oil and products. Inter-segment revenues are at estimated market prices.

Operating segments align with internal management reporting, and are determined based on differences in the nature of their operations, products and services. The measure of segment profit is Net operating income.

Borrowings are managed at a corporate level and financial items are not allocated to the segments.

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other	Eliminations	Total
Three months ended 30 June 2008							
Revenues third party (including Other income)	7,442	2,534	19,574	141,216	423	0	171,189
Revenues inter-segment	59,666	11,454	2,782	155	503	(74,560)	0
Net income (loss) from equity accounted investments	9	326	62	50	(1)	0	446
Total revenues and other income	67,117	14,314	22,418	141,421	925	(74,560)	171,635
Net operating income	53,786	9,573	(567)	1,217	(64)	(1,332)	62,613
Three months ended 30 June 2007							
Revenues third party (including Other income)	39	3,159	18,890	105,366	522	(558)	127,418
Revenues inter-segment	38,907	6,440	172	103	374	(45,996)	0
Net income (loss) from equity accounted investments	17	64	47	38	(7)	0	159
Total revenues and other income	38,963	9,663	19,109	105,507	889	(46,554)	127,577
Net operating income	27,771	3,690	1,446	2,874	(150)	440	36,071

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other	Eliminations	Total
Six months ended							
30 June 2008							
Revenues third party							
(including Other income)	8,685	6,540	45,812	267,155	2,340	0	330,532
Revenues inter-segment	112,826	20,014	3,675	438	952	(137,905)	0
Net income (loss) from equity							
accounted investments	17	423	(244)	115	(32)	0	279
Total revenues and other income	121,528	26,977	49,243	267,708	3,260	(137,905)	330,811
Net operating income	96,024	13,824	1,439	2,106	718	(58)	114,053
Six months ended							
30 June 2007							
Revenues third party							
(including Other income)	337	6,288	36,598	203,022	956	(714)	246,487
Revenues inter-segment	81,537	12,372	406	184	717	(95,216)	0
Net income (loss) from equity							
accounted investments	27	215	126	120	(39)	0	449
Total revenues and other income	81,901	18,875	37,130	203,326	1,634	(95,930)	246,936
Net operating income	58,792	6,802	2,107	4,286	(695)	(761)	70,531

In the International Exploration and Production segment, reversals of previously recognised impairment losses in the Gulf of Mexico amounted to NOK 2.0 billion in the second quarter of 2008. The reversal amounts have been presented as reduction to Exploration expenses of NOK 1.1 billion and reductions to Depreciation, amortisation and impairment losses of NOK 0.9 billion and on the basis of their nature as intangible assets (exploration assets) and fixed assets (development and producing assets), respectively. The reversals were based on fair values and value in use calculations.

4. INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

(in NOK million)	Property, plant and equipment	Intangible assets
Balance at 31 December 2007	278,352	44,850
Additions	25,068	4,101
Transfer	823	(823)
Disposals	(5,502)	(249)
Expensed exploration expenditures previously capitalised and write off of undeveloped properties	0	(1,485)
Depreciation, amortisation and impairment losses	(17,708)	(72)
Effect of foreign currency translation adjustments	(3,798)	(2,661)
Balance at 30 June 2008	277,235	43,661

5. PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

A group of Norwegian pensioners has brought legal proceedings against StatoilHydro ASA over certain changes made to the pension fund articles of association in 2002, relating to the basis for adjustment of pension payments after that date. Stavanger District Court ruled in favour of StatoilHydro in the first quarter of 2007. The Gulating Court of Appeal ruled in favour of the pensioners in the fourth quarter of 2007. This verdict was subsequently appealed to the Supreme Court by StatoilHydro. A Supreme Court verdict in the case is expected in the second half of 2008. As of 30 June 2008, the impact on the Consolidated Statement of Income of an ultimately adverse verdict for StatoilHydro has been estimated at approximately NOK 3 billion before tax. In addition, estimated future pension obligations affected by the verdict would be impacted as benefits become vested.

StatoilHydro ASA issued a declaration to the Norwegian Ministry of Petroleum and Energy (MPE) in 1999 in connection with a dispute between four Åsgard partners and StatoilHydro related to the construction of new facilities for the Åsgard development at the Kårstø Terminal. The declaration confirmed that the MPE will receive similar treatment as the four Åsgard partners with respect to the disputed issues. On the basis of the declaration, the MPE on 29 April 2008 issued a writ involving a multi-component compensation claim, the aggregate principal exposure of which for StatoilHydro approximates between NOK 4 to 7 billion after tax. StatoilHydro rejects the MPE claim.

The price reviews of two long-term natural gas contracts are currently in arbitration. Contractual price for a total volume of 6.5 billion cubic meters of gas delivered as of 30 June 2008 and for future deliveries under these contracts may be affected by the arbitration verdicts.

StatoilHydro ASA has decided to offer early retirement packages to employees above the age of 58 years (contingent upon certain conditions). The offer is divided into two phases; employees working onshore (first phase) and employees working offshore and on onshore plants and terminals (second phase). StatoilHydro has announced that a proportional part of these costs will be charged to the partners in StatoilHydro operated licences, and has commenced arbitration procedures as regards the first phase receivable from partners. This unrecorded contingent asset related to the first phase totals approximately NOK 2 billion, whereas the second phase related contingent receivable cannot yet be estimated with sufficient reliability.

StatoilHydro was informed on 26 September 2007 of possible consultancy agreements and transactions associated with Hydro's petroleum activities in Libya, which were transferred to StatoilHydro as of 1 October 2007 as part of the merger with Hydro's petroleum business, and which could be in conflict with applicable Norwegian and US anti-corruption legislation. Following a preliminary assessment by StatoilHydro, an external review of the relevant aspects was initiated and is ongoing.

During the normal course of its business StatoilHydro is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. StatoilHydro has provided in its accounts for probable liabilities related to litigation and claims based on the Company's best judgement. StatoilHydro does not expect that the financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

HSE accounting



TOTAL RECORDABLE INJURY FREQUENCY

The total recordable injury frequency specifies the number of injuries (lost-time injuries, injuries requiring alternative work and other injuries excluding first-aid cases) per million working hours. StatoilHydro and contractor employees are included.



SERIOUS INCIDENT FREQUENCY

The serious incident frequency specifies the number of incidents with a very serious nature per million working hours. StatoilHydro and contractor employees are included.



LOST-TIME INJURY FREQUENCY

The lost-time injury frequency specifies the number of total recordable injuries causing loss of time at work per million working hours. StatoilHydro and contractor employees are included.



OIL SPILLS

Oil spills (scm) cover unintentional oil spills reaching the natural environment from StatoilHydro operations.

*   One oil spill of 104 scm in Nynäshamn on 29 September 2006.
**   One spill of 441 scm, Mongstad refinery on 7 September 2007.
***   One spill of 4,400 scm, Statfjord A on 12 December 2007.

Board and management confirmation

We confirm that, to the best of our knowledge, the enclosed condensed set of financial statements for the first half year of 2008 which has been prepared in accordance with IAS 34 Interim Financial Statements gives a true and fair view of the Company's consolidated assets, liabilities, financial position and results of operations, and that the interim management report includes a fair review of the information required under the Norwegian Securities Trading Act section 5-6 fourth paragraph.

Oslo, 31 July 2008

/s/ Helge Lund

Helge Lund

Chief executive officer

/s/ Eldar Sætre

Eldar Sætre

Chief financial officer

/s/ Svein Rennemo

Svein Rennemo

Chair of the board

/s/ Marit Arnstad

Marit Arnstad

Deputy chair

/s/ Kjell Bjørndalen

Kjell Bjørndalen

Board member

/s/ Roy Franklin

Roy Franklin

Board member

/s/ Elisabeth Grieg

Elisabeth Grieg

Board member

/s/ Kurt Anker Nielsen

Kurt Anker Nielsen

Board member

/s/ Grace Reksten Skaugen

Grace Reksten Skaugen

Board member

/s/ Lill-Heidi Bakkerud

Lill-Heidi Bakkerud

Board member

/s/ Claus Clausen

Claus Clausen

Board member

/s/ Morten Svaan

Morten Svaan

Board member